September 20, 2018

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended June 30, 2018
           File No. 001-35898

Dear Mr. Felenstein:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of the Results of Operations and Financial Condition
Results of Operations - Segments, page 34

1. We note your presentation of total tour revenues, total operating income and total adjusted
      EBITDA, excluding voyage cancellations. We further note discussion on pages 32, 35, and 36 of the estimated impacts of the voyage cancellations on your results of operations.
      Please note that including revenues you did not earn appears to create a non-GAAP measure that is not consistent with the guidance in Question 100.04 of the Non-GAAP
      Compliance and Disclosure Interpretations and Rule 100(b) of Regulation
G. Please
      either (1) remove this adjustment from the referenced reconciliations and discuss the cancellations contextually in your operating results discussion in MD&A or (2) revise your disclosure to comply with non-GAAP disclosure requirements and explain how the
 Craig I. Felenstein
FirstName LastNameCraig I. Felenstein
Lindblad Expeditions Holdings, Inc.
Comapany 20, 2018
September NameLindblad Expeditions Holdings, Inc.
September 20, 2018 Page 2
Page 2
FirstName LastName
         adjustment complies with Question 100.04. In your response, please also explain what led to these cancellations (i.e., were there any unusual particular facts and circumstances that led to them outside of normal cancellations).
Financial Statements
Notes to the Consolidated Financial Statements
Note 8 - Income Taxes
One-time transition tax, page F-21

2. Your disclosure indicates that you accounted for a one-time transition tax from the Tax
         Act as a $14.5 million reduction of net operating loss (NOL) carryforwards and you remeasured your deferred taxes to reflect the reduce rate and recognized a $1.8 million deferred tax benefit. Clarify why the balance of NOL carryforwards in the table on page
         F-22 did not decrease significantly. In this regard, was the impact of the Tax Act offset by recording new NOL carryforwards related to fiscal 2017 operations? Form 10-Q for the Quarter Ended June 30, 2018

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 5

3. You disclose that your primary performance obligation under your contracts is to provide an expedition and may include pre-expedition and post-expedition excursions, hotel accommodations, land-based expeditions and air transportation to and from the ships.
         Upon satisfaction of these performance obligations, revenue is recognized over the duration of each expedition. Please address the following comments:
           Identify what you consider to be your performance obligations. If some or all of the pre-expedition and post-expedition services are bundled with the expedition cruise, please provide us with your analysis on why these services are not distinct pursuant to
             ASC 606-10-25-14 through 22.
           Provide us with your analysis regarding how you determined gross reporting for pre-
             expedition and post-expedition services was appropriate pursuant to ASC 606-10-55-
             36 through 39. Please specifically address how you considered the definition of control and how you are directing any third party providers.
           Tell us why revenue for pre-expedition and post-expedition services is recognized over the duration of each expedition versus as travel occurs or land-based expeditions occur prior to or after the expedition.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig I. Felenstein
Lindblad Expeditions Holdings, Inc.
September 20, 2018
Page 3

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameCraig I. Felenstein                  Sincerely,
Comapany NameLindblad Expeditions Holdings, Inc.
                                                       Division of Corporation
Finance
September 20, 2018 Page 3                              Office of Transportation
and Leisure
FirstName LastName